

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Benjamin Lamb
Chief Financial Officer
EnLink Midstream, LLC
1722 Routh St., Suite 1300
Dallas, Texas 75201

      Re: EnLink Midstream, LLC
          Form 10-K for the Fiscal Year ended December 31, 2022
          Filed February 15, 2023
          File No. 001-36336

Dear Benjamin Lamb:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation